Filed Pursuant to Rule 424(b)(3)

Registration No. 333-188146

PROSPECTUS SUPPLEMENT

TO THE PROSPECTUS DATED AUGUST 21, 2013

JACKSONVILLE BANCORP, INC.

Up to 7,917,383 Shares of Common Stock

$0.50 per Share

This prospectus supplement updates and supplements our prospectus dated August 21, 2013 relating to our rights offering pursuant to which we distributed to our eligible shareholders nontransferable subscription rights to purchase shares of our common stock, par value $0.01 per share, at a subscription price of $0.50 per share (the “Rights Offering”), and the concurrent public offering of shares that remain unsubscribed for in the Rights Offering.

The Rights Offering was completed on September 20, 2013. A total of 2,082,617 shares of common stock were purchased in the Rights Offering, consisting of 945,346 shares purchased through the basic subscription privilege and 1,137,271 shares purchased through the oversubscription privilege. As a result, we will receive gross proceeds of approximately $1,041,308 in connection with the Rights Offering.

At the completion of the Rights Offering, 7,917,383 shares of our common stock remain available for sale to the public at a price of $0.50 per share through Hovde Group, LLC, our sales agent for the public offering. Because the public offering is on a “best efforts” basis only, Hovde will not have any obligation or commitment to sell any dollar amount or number of shares or to acquire any shares for its own account or with a view to their distribution. The public offering will expire on October 4, 2013, which is ten trading days after the closing of the Rights Offering, unless the offering period is extended by us for up to ten additional trading days. We are not requiring a minimum amount of subscriptions to complete the public offering and we reserve the right to accept or reject, in whole or in part, any subscription tendered in the public offering.

We reserve the right to amend or cancel the public offering at any time. SunTrust Bank, our escrow agent for the public offering (the “Escrow Agent”), will hold all funds it receives in an escrow account until the completion of the public offering. If the public offering is cancelled, all of the payments received in the offering will be returned promptly, without interest.

Our common stock is listed on The Nasdaq Stock Market under the symbol “JAXB.” On September 20, 2013, the last reported sale price of our common stock on The Nasdaq Stock Market was $0.50 per share.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the section entitled “Risk Factors” beginning on page 14 of the prospectus, the sections entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, and all other information included or incorporated by reference in the prospectus in its entirety before you decide whether to exercise your rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. Before investing in our common stock, you should read both this prospectus supplement and the accompanying prospectus, together with additional information described in the prospectus under the section captioned “Incorporation of Certain Documents by Reference.”

HOVDE GROUP, LLC

The date of this prospectus supplement is September 23, 2013.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the specific risks described in the prospectus, the risks described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, the risks described in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 and any risks described in our other filings with the Securities and Exchange Commission before making an investment decision. The risks and uncertainties described in those documents are not the only ones facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations or future prospects. If any of the events described in the risk factors actually occur, our business, financial condition, results of operations or future prospects could be materially adversely affected. The market price of our common stock could also decline if one or more of these risks and uncertainties develop into actual events and you could lose all or part of your investment.

EXPIRATION AND RESULTS OF RIGHTS OFFERING

The Rights Offering was completed on September 20, 2013, 5:00 p.m., New York time. At the completion of the Rights Offering, a total of 2,082,617 shares of common stock were purchased, of which 945,346 shares were purchased through the basic subscription privilege and 1,137,271 shares were purchased through the oversubscription privilege, representing gross proceeds of $1,041,308, before expenses.

AMOUNT OF UNSUBSCRIBED SHARES OFFERED TO PUBLIC

At the completion of the Rights Offering, 7,917,383 unsubscribed shares of common stock remain available for sale to the public through Hovde, our sales agent for the public offering. The subscription price in the public offering is $0.50 per share. Hovde is acting on a “best efforts” basis only and because the offering is not underwritten by a broker-dealer on a firm commitment basis, there can be no assurance that any shares of common stock we are offering to the public will be sold.

PUBLIC OFFERING PERIOD

The public offering of unsubscribed shares commenced concurrently with the Rights Offering and will expire on October 4, 2013, which is ten trading days after the closing of the Rights Offering, unless we extend the offering period in our sole discretion. However, we will not extend the public offering beyond an additional ten trading days.

We may cancel the public offering at any time and for any reason, including following the expiration date of the offering. If we cancel the public offering, we will instruct the Escrow Agent to promptly return all subscription payments, without interest.

PROCEDURES FOR SUBSCRIBING FOR SHARES IN PUBLIC OFFERING

Prospective Investors Who Previously Submitted a Preliminary Subscription Agreement

Preliminary subscriptions are NOT binding on investors. If you previously submitted a preliminary subscription agreement and wish to convert your preliminary subscription into a final and binding subscription for shares of common stock in the public offering, you must:

•	Complete, sign and date the acknowledgement of subscription form accompanying this prospectus supplement and return it to Hovde Group, LLC, at 1629 Colonial Parkway, Inverness, Illinois, 60067, Attention: David Magli, COO & General Counsel; and

•	Deliver the full payment of the purchase price to the Escrow Agent in accordance with the instructions below under the caption “Payment of the Subscription Price.”

Upon receipt of the acknowledgement of subscription and the full subscription price, your subscription will become binding on, and irrevocable by, you until the expiration of the public offering period.

You and your nominee bear the risk of delivery of all documents and payments and neither we nor Hovde or the Escrow Agent have any responsibility for such deliveries. If sent by mail, we recommend that you send the acknowledgement of subscription and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery and clearance of payment prior to the expiration of the public offering.

We will resolve any issues relating to whether your subscription is timely and proper, and our determination will be final and binding. If your subscription is defective, we may reject it, waive the defect or allow you to correct it, in our sole discretion. Neither we nor our sales agent have any duty to notify you of any defect in your subscription. You are solely responsible for the timely and proper submission of your subscription materials and payment.

Prospective Investors Who Have Not Submitted a Preliminary Subscription Agreement

Investors who did not previously submit a preliminary subscription agreement may subscribe for shares of common stock in the public offering by:

•	Completing, signing and dating the definitive subscription agreement that accompanies this prospectus supplement and delivering it to Hovde Group, LLC, at 1629 Colonial Parkway, Inverness, Illinois, 60067, Attention: David Magli, COO & General Counsel; and

•	Delivering the full payment of the purchase price to the Escrow Agent in accordance with the instructions below under the caption “Payment of the Subscription Price.”

Upon receipt of a definitive subscription agreement and the full subscription price, your subscription will become binding on, and irrevocable by, you until the expiration of the public offering period.

You and your nominee bear the risk of delivery of all documents and payments and neither we nor Hovde or the Escrow Agent have any responsibility for such deliveries. If sent by mail, we recommend that you send the subscription agreement and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery and clearance of payment prior to the expiration of the public offering.

We will resolve any issues relating to whether your subscription is timely and proper, and our determination will be final and binding. If your subscription is defective, we may reject it, waive the defect or allow you to correct it, in our sole discretion. Neither we nor our sales agent have any duty to notify you of any defect in your subscription. You are solely responsible for the timely and proper submission of your subscription materials and payment.

Payment of the Subscription Price

In order to subscribe for shares in the public offering, you must deliver in U.S. dollars full payment for the number of shares subscribed for, in an amount equal to the purchase price of $0.50 per share multiplied by the number of shares of common stock subscribed for, to SunTrust Bank, the Escrow Agent for the public offering, by one of the following methods:

•	Check payable to “SunTrust Bank, as Escrow Agent for Jacksonville Bancorp, Inc.” drawn upon a U.S. bank, which check for payment must be delivered to SunTrust Bank at 919 E. Main Street, 7th Floor, Richmond, VA 23219, Attention: Megan Gazzola; or

•	Wire transfer of immediately available funds to the following escrow account maintained by the Escrow Agent:

BANK NAME: SunTrust Bank

ABA#: 061000104

ACCOUNT NAME: Escrow Services Richmond

ACCOUNT #: 9443001321

REFERENCE: Jacksonville Bancorp Subscription Escrow / [Insert investor (your) name]

ATTENTION: Megan Gazzola, 804-782-5407

Any wire transfer should reference “Jacksonville Bancorp Subscription Escrow” and should clearly indicate the identity of the investor who is paying the purchase price by wire transfer. The Escrow Agent’s phone number is (804) 782-5407 and its address is 919 E. Main Street, 7th Floor, Richmond, VA 23219.

Payment will be deemed to have been received by the Escrow Agent only upon the Escrow Agent’s (i) receipt and clearance of a check drawn upon a U.S. bank, or (ii) receipt of collected funds via wire transfers in the account designated above. We will not honor payment received by the Escrow Agent after the expiration date of the public offering, and in such a case, your payment will be returned to you, without interest, as soon as practicable.

Please note that funds paid by personal check may take up to seven or more business days to clear. Accordingly, if you wish to pay by means of a personal check, we urge you to make payment sufficiently in advance of the offering expiration date to ensure that the Escrow Agent receives cleared funds before that time. We also urge you to consider payment by means of wire transfer.

The Escrow Agent will hold funds received in escrow until such time as the public offering is completed or is cancelled. If the offering is cancelled, or if we reject your subscription in whole or in part, we will instruct the Escrow Agent to promptly return your subscription payment, without interest.

Limitations on Amount Purchased

Unless we otherwise agree in writing, any investor in the public offering, together with related persons or entities, may not purchase shares of our common stock which would result in the investor, together with related persons or entities, owning 5% or more of our issued and outstanding shares of common stock. In addition, we will not issue shares of common stock to any new investor who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own, or control such shares, or if other regulatory approvals may be required.

Uncertificated Delivery of Shares

All shares of our common stock that you purchase in the public offering will be issued electronically in book-entry (uncertificated) form. We will issue the new shares as soon as practicable after the completion of the public offering, and you will receive confirmation from Registrar and Transfer Company, the transfer agent and registrar for the common stock, that your shares were electronically issued. Until your shares have been issued in book-entry form, you may not be able to sell your shares.

Escrow Arrangements

SunTrust Bank is serving as the Escrow Agent for the public offering and will hold the subscription funds in escrow until the public offering is completed or is cancelled. Because there is no minimum amount required to complete the public offering, the board of directors may determine to complete the offering through the acceptance of some or all of the subscriptions properly tendered in the public offering, or may determine to cancel the offering, for any reason, in its sole discretion. If the public offering is cancelled for any reason, we will instruct the Escrow Agent to promptly return all subscription payments, without interest.

Discretion to Accept Subscriptions

We have the right, in our sole discretion, to accept or reject any subscription for the shares in whole or in part on or before the expiration date of the public offering. As a result, you may not receive any or all of the shares for which you subscribe. We, or Hovde on our behalf, will notify investors as soon as practicable following the expiration date or closing of the public offering as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will instruct the Escrow Agent to return to the investor the unaccepted portion of the subscription funds, without interest.

No Revocation or Change

Once you submit (i) an acknowledgement of subscription or a definitive subscription agreement to Hovde, and (ii) your payment to the Escrow Agent, you will not be allowed to revoke your subscription or request a refund of monies paid. All acknowledgements of subscriptions and definitive subscription agreements are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not submit an acknowledgement of subscription or a definitive subscription agreement unless you are certain that you wish to purchase shares of our common stock at the subscription price of $0.50 per share.

PLAN OF DISTRIBUTION

We have engaged Hovde to act as our exclusive financial advisor and sales agent for the public offering. Because the public offering is on a “best efforts” basis only, Hovde will not have any obligation or commitment to sell any dollar amount or number of shares or to acquire any shares for its own account or with a view to their distribution. Hovde may engage one or more additional broker-dealers to assist in selling shares in the public offering as selling agents.

Our directors and officers may participate in the solicitation of subscriptions for the purchase of common stock. These persons will not receive any commissions or compensation in connection with these activities, other than their normal compensation, but they will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with any solicitation. Other trained employees of The Jacksonville Bank may assist in the public offering in ministerial capacities, providing clerical work in effecting an exercise of subscriptions or answering questions of a ministerial nature. Other questions of prospective purchasers will be directed to representatives of Hovde. Our officers, directors and employees will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 of the Exchange Act. None of our officers, directors or employees will be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the shares of common stock.

For more information concerning the terms and conditions of Hovde’s engagement (including compensation and expense reimbursement payable to Hovde and indemnification arrangements), please refer to pages 48 and 49 of the prospectus dated August 21, 2013.

QUESTIONS ABOUT PUBLIC OFFERING

If you have any questions about the public offering, including with respect to submitting subscription agreements or payments in the public offering, please contact Dan Pake, Managing Director of Hovde, at (323) 395-9969, or Valerie A. Kendall, our Chief Financial Officer, at (904) 421-3040.

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